Coca-Cola Plaza
Atlanta, Georgia
June 15, 2020

Mr. Kevin Stertzel & Ms. Anne McConnell
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: COCA COLA CO
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 24, 2020
Form 10-Q for Fiscal Quarter Ended March 27, 2020
Filed April 24, 2020
File No. 1-02217

Dear Mr. Stertzel & Ms. McConnell:

We are in receipt of your letter dated June 2, 2020, in which you have asked us to provide additional information relating to The Coca-Cola Company’s (the “Company”) Form 10-K filed on February 24, 2020 and Form 10-Q filed on April 24, 2020. The Company’s responses to your comments are set forth below. To facilitate your review, we have reproduced in italics each of the numbered comments from your letter, followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, Capital Resources and Financial Position
Cash Flow from Operating Activities, page 58

1.We note from your disclosures that accounts payable increased roughly $1.1 billion in 2019 due to the extension of payment terms with your suppliers. We further note from external sources that it appears you have in place a supply chain finance program. To the extent supply chain finance arrangements are reasonably likely to affect your liquidity in the future, please disclose the following:
•The impact the arrangements have on operating cash flows;
•The material and relevant terms of the arrangements;
•The general risks and benefits of the arrangements;
•Any guarantees provided by subsidiaries and/or the parent;
•Any plans to further extend terms to suppliers;

•Any factors that may limit your ability to continue using similar arrangements to further improve operating cash flows; and
•Trends and uncertainties related to the extension of payment terms under the arrangements.
In addition, please consider disclosing and discussing changes in your accounts payable days outstanding to provide investor's with a metric of how supply chain finance arrangements impact your working capital.

Response:

Beginning in 2014, in an effort to improve our working capital efficiency, the Company began to extend our payment terms with our suppliers. Those efforts continued through 2019 and are now substantially complete. The payment term extensions in 2019 had the largest annual impact on our net cash provided by operating activities since we began this initiative in 2014.

In 2014, we also initiated a voluntary supply chain finance (“SCF”) program which allows our suppliers, at their sole discretion, to leverage the benefit of our credit rating. The SCF program is available to suppliers of goods and/or services included in cost of goods sold as well as suppliers of goods and services included in selling, general and administrative expenses on our consolidated statements of income. The Company worked with two global financial institutions to develop a SCF program that enables our suppliers to sell their receivables from the Company to these financial institutions on a non-recourse basis at a rate that leverages our credit rating and thus might be more beneficial to them. The Company and our suppliers agree on commercial terms for the goods and services we procure including prices, quantities and payment terms regardless of whether the supplier elects to participate in the SCF program. The suppliers sell goods or services, as applicable, to the Company and they issue the associated invoices to the Company based on the agreed contractual terms. Then, our suppliers, if they elected to participate in the SCF program, at their sole discretion, determine which invoices, if any, they want to include in the SCF program. There are no changes to any of the terms of the payment obligations to our suppliers arising from the voluntary inclusion of invoices in the SCF program. No guarantees are provided by the Company or any of our subsidiaries under the SCF program.

The Company’s operating cash flows are directly impacted as a result of the extension of the payment terms with our suppliers. The SCF program has no impact on our cash flows as contracts with our suppliers are negotiated independently of supplier participation in the SCF program and invoices are paid by the Company based on those negotiated terms, independent of the supplier’s participation in the SCF program. The Company does not have any knowledge of, or influence over, which receivables our suppliers ultimately sell to the financial institutions via the SCF program. Based on information provided to us by the two participating financial institutions upon our request in response to your comment letter, approximately 21 percent of our outstanding accounts payable balance as of December 31, 2019 and March 27, 2020 was sold by suppliers to the financial institutions as a result of the SCF program. This represents less than 3 percent of the balance of our current liabilities as of each of these dates. The Company did not disclose the SCF program in our prior SEC filings as we concluded the SCF program had not materially affected our liquidity in the periods presented and was not reasonably likely to materially affect our liquidity in future periods. We will continue to monitor the suppliers’ use of the SCF program, and if we conclude that the SCF program materially affected or is reasonably likely to materially affect our liquidity in the future, we will provide the required disclosures suggested above in future filings, as applicable. Additionally, in future filings, if a material change in our accounts payable days outstanding occurs, we will disclose the reason for the change and quantify its related impact.

Form 10-Q for Fiscal Quarter Ended March 27, 2020
Risk Factors
The COVID-19 pandemic has had, and we expect will have, certain negative impacts on our business..., page 39

1.We note your disclosure states you may be required to write off the unamortized balances of advanced funding provided to customers that permanently close as a result of the pandemic. We also note in your disclosures that you provide support for infrastructure programs to your customers. Please clarify for us, and disclose in your filings, the nature of these arrangements and quantify the amounts capitalized on your balance sheets for advanced funding and other customer support programs as of each balance sheet date presented.

Response:

Our customers and bottling partners can earn certain incentives including, but not limited to, cash discounts, funds for promotional and marketing activities, volume-based incentives and support for infrastructure programs. In some situations, we may advance payments to specific customers to fund certain marketing activities intended to increase sales of our products. The Company also advances payments to certain customers for distribution rights. The advance payments to customers are initially capitalized and included in our consolidated balance sheets in the line item prepaid expenses and other assets or other assets, depending on the durations of the agreements. These assets are amortized over the applicable periods as a reduction of revenue. As of December 31, 2019 and March 27, 2020, the advance payments to customers included in the line item prepaid expenses and other assets represented 0.5 percent and 1.6 percent, respectively, of our total current assets, and the advance payments to customers included in the line item other assets represented 0.4 percent of our total assets as of both dates. We concluded that the amounts capitalized for these programs as of the date of each consolidated balance sheet presented and the Company’s related exposure to loss were not material and, therefore, the Company did not disclose the nature of these arrangements, or the related balances in our Form 10-K for the fiscal year ended December 31, 2019 or our Form 10-Q for the fiscal quarter ended March 27, 2020. However, we included these arrangements in our disclosure about potential losses related to COVID-19 along with the other current and noncurrent assets we considered to be at risk. We will continue to monitor these balances and, if material, will include appropriate disclosures in future filings.

* * *

Please direct any comments or questions regarding this letter to me at (404) 676-5859 or via email at markrandazza@coca-cola.com.

Very truly yours,

/s/ MARK RANDAZZA

Mark Randazza
Vice President, Assistant Controller
and Chief Accounting Officer
The Coca-Cola Company

cc: David B. Weinberg, Chairman of the Audit Committee of the Board of Directors
James Quincey, Chairman of the Board of Directors and Chief Executive Officer
of the Company
John Murphy, Executive Vice President and Chief Financial Officer
Jennifer D. Manning, Associate General Counsel and Corporate Secretary
Kathy Loveless, Vice President and Controller